POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to RESULT OF FY2008 6TH BOARD OF DIRECTORS MEETING

_¦ EXHIBIT 99.1

<RESULT OF FY2008 6th BOARD OF DIRECTORS MEETING

Agenda 1: Plan to bid for Daewoo Shipbuilding and Marine Engineering Co.

- POSCO has determined to form a consortium with GS Group in order to make joint bid for

Daewoo Shipbuilding and Marine Engineering Co.

Agenda 2: Installation of #7 CGL at Gwangyang Works

1. The amount of investment (KRW): 298.8 billion
2. The purpose of investment: To increase the capacity of the galvanizing steel for the automobile
3. Construction Period: August 2009 ~ March 2011

Agenda 3: Installation of PGL at Pohang Works

1. The amount of investment (KRW): 268.9 billion
2. The purpose of investment: To increase the capacity of the HR galvanizing steel
3. Construction Period: January 2009 ~ March 2011

Agenda 4: Disposal of Treasury Shares

1. Details of disposal

• The purpose of disposal: to sell and contribute to Employee Stock Ownership Association

• The expected number of shares: 342,380 common shares (KRW 142,019,224,000)

• Date of disposal: Oct. 28, 2008

2. Others

• The shares and amount of disposal can be changeable depending on the actual subscription results(subscription price, subscription payment, reconciliation of a fractional share).

• POSCO will disclose the details after the completion of subscription.